Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30, 2017	Year Ended December 31,
(Dollars in millions)		2016	2015	2014	2013	2012
Ratios (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$2,599	$5,484	$5,881	$6,569	$6,578	$5,184
Adjustments:
Fixed charges	1,256	2,025	1,632	1,586	1,796	2,377
Equity in undistributed (gain) loss of unconsolidated subsidiaries	(7)	(7)	(19)	(1)	(16)	(22)
Earnings available for fixed charges, as adjusted	$3,848	$7,502	$7,494	$8,154	$8,358	$7,539
Fixed charges:
Interest expense on deposits and borrowings	$1,251	$2,018	$1,625	$1,579	$1,792	$2,375
Interest factor in rent expense	5	7	7	7	4	2
Total fixed charges	1,256	2,025	1,632	1,586	1,796	2,377
Preferred stock dividend requirements(1)	188	311	232	100	77	20
Total combined fixed charges and preferred stock dividends	$1,444	$2,336	$1,864	$1,686	$1,873	$2,397
Ratio of earnings to fixed charges	3.06	3.70	4.59	5.14	4.65	3.17
Ratio of earnings to combined fixed charges and preferred stock dividends	2.66	3.21	4.02	4.84	4.46	3.15

Ratios (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$2,599	$5,484	$5,881	$6,569	$6,578	$5,184
Adjustments:
Fixed charges	521	812	541	498	555	974
Equity in undistributed (gain) loss of unconsolidated subsidiaries	(7)	(7)	(19)	(1)	(16)	(22)
Earnings available for fixed charges, as adjusted	$3,113	$6,289	$6,403	$7,066	$7,117	$6,136
Fixed charges:
Interest expense on borrowings(2)	$516	$805	$534	$491	$551	$972
Interest factor in rent expense	5	7	7	7	4	2
Total fixed charges	521	812	541	498	555	974
Preferred stock dividend requirements(1)	188	311	232	100	77	20
Total combined fixed charges and preferred stock dividends	$709	$1,123	$773	$598	$632	$994
Ratio of earnings to fixed charges, excluding interest on deposits	5.98	7.75	11.84	14.19	12.82	6.30
Ratio of earnings to combined fixed charges, excluding interest on deposits and preferred stock dividends	4.39	5.60	8.28	11.82	11.26	6.17
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(1)
Preferred stock dividends requirements represent pre-tax earnings that would be required to cover any preferred stock dividends, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.

(2)
Interest expense on borrowings represents total interest expense reported on our consolidated statements of income, excluding interest on deposits of $735 million for the six months ended June 30, 2017, $1.2 billion for the years ended December 31, 2016, $1.1 billion for the years ended December 31, 2015 and 2014, $1.2 billion for the year ended December 31, 2013 and $1.4 billion for the year ended December 31, 2012.